SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1	Material fact dated July 29th, 2013.

MATERIAL FACT

Banco Santander hereby advises that the presentation of the Grupo Santander 2013 1st Half Results will take place tomorrow, Tuesday 30th July 2013. For this purpose, a webcast presentation to analysts will be held at 10:00 hours (Madrid time), followed by a meeting with journalists at 12:00 hours.

Both events will take place at the Grupo Santander City in Boadilla del Monte (Madrid). The presentation to analysts can be followed by anyone interested via the Internet on the corporate website www.santander.com. Likewise, this presentation to analysts will be made public prior to its commencement via its notification to the CNMV and publication on the aforementioned corporate website.

Boadilla del Monte (Madrid), 29th July 2013

Banco Santander Central Hispano, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 29th, 2013	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President